EXHIBIT 3.2

Text of Sections 2.2 and 2.3 of

Merix Corporation Bylaws, As Amended

2.2 Number, Term and Qualification. The number of directors of the Corporation constituting the Board of Directors shall be at least seven (7) and no more than nine (9). Within this range, the number of directors shall be determined from time to time by the Board of Directors. The term of a director shall expire at the next annual meeting of shareholders after his or her election. Despite the expiration of a director’s term, the director shall continue to serve until the director’s successor is elected and qualified or the number of directors is decreased. Directors need not be residents of the State of Oregon or shareholders of the Corporation.

2.3 Lead Director. The Board of Directors may designate an Independent Director (as that term is defined in the listing standards of the principal market on which the Corporation’s Common Stock is traded) as the Lead Director. The Lead Director shall have such duties as may from time to time be assigned by the Independent Directors, including: acting as the principal liaison between the Independent Directors and Chief Executive Officer of the Corporation; assisting in setting the agenda for meetings of the Board of Directors; gathering and communicating the consensus of the Independent Directors; representing the Board of Directors in communications with key stakeholders of the Corporation; and organizing and moderating meetings of the Board of Directors and meetings of the Independent Directors.